October 8, 2019

Steven Tomsic
Chief Financial Officer
Fox Corp
1211 Avenue of the Americas
New York, NY 10036

       Re: Fox Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed August 9, 2019
           File No. 001-38776

Dear Mr. Tomsic:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology